December 9, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Attn: Jonathan Groff

Telephone Number:

(202) 551-3458

Attorney-Advisor

Fax Number:

(703) 813-6986

450 Fifth Street, N.W.

Washington, DC 20549

RE:	Form 8-K Filed August 16, 2010
amended November 8, 2010 (Info sent November 5, 2010)
File No. 0-24688

Dear Mr. Groff:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission “Staff” dated November 24, 2010, addressed to Mr. John Jurasin, Chief Executive Officer, Radiant Oil & Gas, Inc., and concerning the above referenced items.

The items are listed below as from the comment letter in underscore, the Staff’s comments are in italics, and our responses are below in normal type.

Reorganization, Page 4

1.

We note your response to comment six in our letter dated September 30, 2010 and your revised disclosure.  Please explain why the material terms of the debentures and warrants set forth in this section differ from the terms described under Management’s Discussion and Analysis.

The terms in this section inadvertently were not updated to reflect the price change as a result of the Company’s 2 for 1 reverse stock split.  The disclosure in the MD&A was correct.  In November 2010, a principal amount of $500,000 of the debentures was converted into 500,000 shares of common stock and a principal amount of $100,000 was repaid (in addition to accrued interest).  Accordingly, the revised disclosure on Page 5 reflects the correct terms of the warrant and the repayment of the debentures.

Credit Facility, Page 5

2.

We note your response to comment seven in our letter dated September 30, 2010 and your revised disclosure.  You indicate that the primary event of default is the failure to make scheduled repayments.  To the extent that the non primary events of default are material to you please disclose these events.  In your response, please also state whether you made the scheduled November 12, 2010 payment.

The disclosure has been revised as follows:

•

The AE Credit Facility carries ordinary and customary restrictions and covenants while the RLE Credit Facility carried the following additional financial and production covenants:

o

Maintenance of an Interest Ratio Coverage of at least 2.5 to 1

o

Maintenance of a Current Ratio of at least 1.0 to 1.0

o

Maintenance of an Adjusted PV Ratio of at least 2.0 to 1.0

o

Not allow Net Operating Cash Flow to fall below scheduled amounts

o

Not allow Net Revenue Interest Hydrocarbon production to fall below scheduled amounts

In October of 2010 the RLE Credit Facility was amended to eliminate any financial ratios or production covenants that would  put the company in technical default. There are no current events of default on either Facility. Furthermore the Company received a waiver from MBL that extended the October 20, 2010 date, for making one of the required payments, until November 12, 2010.  Such November payment was made on November 15 to MBL’s full satisfaction to MBL as indicated by written correspondence   MBL subsequently issued a waiver to extend the scheduled November 20, 2010 payment until December 10, 2010.

3.

Please explain why the conversion price at which MBL may convert $1,000,000 of the Credit Facility into shares of common stock decreased to $2.00 per share from the $4.00 per share stated in your Form 8-K filed September 24, 2010. In addition, please tell us whether your reference in the Form 8-K filed November 17, 2010 (to report the sale of unregistered shares) to “a principle amount of $500,000 that was converted into 500,000 shares of our common stock” relates to the conversion of $500,000 under the Credit Facility.  If so, explain why the conversion price was $1.00 per share.

The original Form 8-K inadvertently adjusted the price for the Company’s 2 for 1 reverse split.  However, the agreement specifically stated that the $2.00 conversion price was post split.  Therefore, the Form 8-K/A disclosed the correct price.  The disclosure of the debt-for-equity conversion in the Form 8-K relates to the 18% debentures and not the Credit Facility.  Disclosure of this conversion on pages 5 and 6 responds to your comment.

4.

We note your response to comment 8 in our letter dated September 30, 2010 and your revised disclosure.  We note, however, that you did not address management’s expectations regarding your ability to make the scheduled payments on your credit facility.  We further note disclosure in Management’s Discussion and Analysis, which states that you will not be able to make these payments without raising additional capital.  Please revise this section to provide similar disclosure.

The following has been added to the bullet points on page 8 of the Form 8-K/A:

•

Our ability to continue as a going concern is dependent on our ability to raise additional capital, and to refinance our Credit Facility, of which there can be no assurance that we will be successful.  If we do not raise capital sufficient to fund our business plan, we will curtail operations.

•

There can be no assurance that MBL will waive any payment default, either on a limited time basis or for an extended period of time.  Historically, MBL has demonstrated a willingness to accommodate the Company in not accelerating the payment of the Credit Facility; however, there can be no assurance that MBL will accommodate any payment default by granting us a waiver.

Description Of Our Business, Page 6

5.

We note your response to comment 11 in our letter dated September 30, 2010 and your revised disclosure.  At the beginning of this section please state that development of your projects is dependent upon your ability to raise additional capital.  In addition, please state management’s priority as to which projects should receive funding first.  Where applicable, disclose the material terms of each agreement through which you share economic and other interests in these projects, including the term, termination and other material provisions of such agreements.

The following has been added to the first paragraph of the “Description Of Our Business” on page9 of the Form 8-K/A:

Our ability to continue as a going concern is dependent on our ability to raise additional capital, and to refinance our Credit Facility.  There can be no assurance that we will be successful in raising sufficient capital to continue to operate.  If we do not raise capital sufficient to fund our business plan, we will curtail operations.

The following disclosure has been added at the end of the section labeled Description Of Our Business on page 13 of the Form 8-K:

Priority of Projects

The Company intends to proceed with the projects as capital is raised with priority given to projects most ready to execute.  Management’s order of priority of projects is as follows:

1.

Ensminger Replacement Well Project.

Continue operations on the well for which we expect to execute as stated above.

2.

Ruby, Diamond, Coral Project.

Drill the initial proposed well which is a re-entry and sidetrack out of the Cockrell #1 well as discussed above.

3.

AE Project.

Continue with re-activation of our lease position for which title work has been completed.  Execute as described above.

4.

Baldwin Project.

At our option we can elect to hold a carried (no-cost) working interest position for 12.5% or have an option to participate for a further 10% working interest.  Our partner in the project, J and S, has until February 11, 2011 to acquire acreage on the prospect.  We do not anticipate acting on the project until J and S either acquires acreage or their option expires on February 11, 2011, at which time Radiant can acquire acreage on its own.

5.

RLE

Aquamarine-Marg A 5 Exclusive Area

Aquamarine-Marg A 5 Non-Exclusive Area

Due to the economics with current gas pricing, we do not intend to pursue this project on an immediate basis.  We shall monitor pricing and economics to determine when or if to execute on the project.

The priority of projects may fluctuate as dictated by issues such as variance of oil and gas pricing, ability to timely execute on acreage acquisition, change in government regulation, amount of capital raised to execute on our projects, in addition to the factors cited in the section titled “Risk Factors”.

Amber Energy, LLC, Page 7

We note your response to comment 12 in our letter dated September 30, 2010 and your disclosure that MAC owns the remaining 49% interest in Amber Energy.  Please disclose how MAC came to own its interest in Amber Energy.

The following disclosure has been added to page 9 of the Form 8-K/A under the section Amber Energy, LLC “AE”:

AE was formed as a project specific vehicle for the development of the Amber 3-d seismic project in St. Mary Parish, Louisiana. As an incentive to MBL for lending capital, its subsidiary, Macquarie America Corporation (“MAC”), became a 25% equity owner in AE. The October 4, 2007 amended credit agreement also required that, if AE still owed a specific amount of money under the Credit Facility on the second anniversary of the credit agreement, MAC’s interest would automatically increase to 49%. That increase became effective with no other action on October 5, 2009.

7.

Please explain why the financing necessary to fund this project increased by $1,500,000 in comparison to the disclosure provided in your Form 8-K filed September 24, 2010.

The write up was amended to further discuss overall project costs, inclusive of acreage costs, in order to give a more complete overall cost.  The $4,000,000 minimum cost referenced in the original Form 8-K was for minimum costs to acquire 3-D seismic only.  The current disclosure provides a more complete project costs, inclusive of acreage and land brokerage costs, and reflects management’s current budget and we believe to represent better disclosure.

8.

You disclose that your interest in wells made by less if Apache chooses to participate subject to and under the terms of the Seismic Permit Agreement.  Please disclose the material terms of this right and any other material rights or obligations pursuant to the agreement.

The following disclosure has been added to paragraph AE Project in the Form 8-K/A on page 10.

The Apache agreement provides Apache the option to participate as a working interest partner for approximately 12.5% of 100% of the working interest.  In the event Apache would participate, AE and Energy XXI’s working interest would each be reduced to approximately 43.75% versus the current 50% working interest.

9.

We note your response to comment 18 in our letter dated September 30, 2010 and your revised disclosure.  Please provide the basis for your belief that the pending lawsuit will not materially impact you.

The following disclosure has been added to the last paragraph of the Form 8-K/A on page 10.

The pending lawsuit was filed against Apache by certain of the landowners for alleged environmental damages and lack of development of the deeper horizons (below current production) prior to AE obtaining the seismic permit and sub-lease.  AE is not a party to the suit and we believe that the obtaining of a permit and sub-lease does not subject AE to becoming a party to the lawsuit.  Management believes that Apache, by virtue of the agreement with AE, has diffused the issue of lack of development of deep rights since the purpose of the program is to develop such rights.  To management’s knowledge, the suit is dormant and the decision to proceed is an acceptable business risk.

Ensminger Replacement Well Project, Page 8

10.

Refer to comment 22 in our letter dated September 30, 2010 and your disclosure in Note 7 to the Jurasin Oil & Gas, Inc. financial statements on page F-38 of Exhibit 99.1.  Please discuss here and in your Management’s Discussion and Analysis the fact that the non-operator of the CasKids Operating #2 Ensminger well claims to be owed a refund of $340,317 based upon the results of this audit.

In the Form 10-Q for the third quarter of 2010, the commitments and contingencies footnote was updated to state that: “the non-operator currently asserts that it is owed a refund of $27,030 based on the results of that audit.  As of December 31, 2009 and September 30, 2010, respectively, $4,727 and $44,215 was accrued in connection with this contingency . . ."

In October, the Company reached agreement on the final liability due as a result of the audit.  The total due is $51,661 with $22,917 only due if a refund from a vendor is received.  The net due the non-operator is $28,744, of which $44,215 had been accrued on the September 30 financial statements.  Therefore, this is covered in the working capital deficit and has not been separated discussion in the liquidity and capital resources section of the MD&A.

Rampant Lion “RLE”, Page 8

11.

We note your response number 24.  Explain why you believe that you can negotiate an agreement with EOG Resources.

The following disclosure has been added to the Form 8-K/A on page 11 after the first sentence:

Management had prior discussion and contract negotiation with EOG regarding the platform which is currently active as a pipeline hub.  Management also appraised the platform’s utility during that time and did an onsite inspection with EOG’s approval.  Due to this history, management believes that, if prudent and economic at the time, an agreement can be made to utilize the platform.

Acreage, Page 10

12.

Please explain why the figures in your Acreage table changed.  We note that the table purports to present data as of December 31. 2009.

The original table inadvertently contained an error and the table was updated to correct this error.

13.

We note your response to comment 32 in our letter dated September 30, 2010 and your revised disclosure.  We further note your statement that some of your onshore acreage leases were extended and will expire in 2011.  Please explain why your table does not reflect that acreage.  With regard to the acreage that has expired, please explain whether you expect this occurrence to have a material effect on your operations.  Also disclose your expectation of whether you will renew your remaining acreage and the potential effect of failing to do so.  Please revise your risk factor titled “If we are unable to acquire or renew our lease…” as appropriate.

The acreage table has been revised on page 13 of the Form 8-K/A to reflect the updated acreage position.

The following disclosure has been added to the Form 8-K/A on page 15:

“…and is based on obtaining (i) the executed Apache extension on AE and (ii) an executed lease extension on Ensminger.

The following disclosure was added to page 45 of the Form 8-K under the section “IF WE ARE UNABLE TO ACQUIRE OR RENEW OUR LEASE ON OIL AND GAS PROPERTIES WE COULD BE UNABLE TO DRILL ADDITIONAL WELLS” after the first sentence:

The Company has received renewals of its Ensminger lease and the Apache permit and sub-lease on the AE project.  Management believes that it will be able to acquire the remaining leaseholds on the project in 2011, although this cannot be assured.

Proved Undeveloped Reserves, Page 12

14.

Your table presents your proved undeveloped reserves (PUDs) as of December 31, 2009 and you indicate on page 13 that those quantities were estimated by Ralph E. Davis Associates.  However, their report, filed as Exhibit 99.3 is dated August 14, 2009 and reflects prices as of December 31, 2008.  If Davis Associates prepared a report estimating your PUDs as of December 31, 2009 then file that report as an exhibit.  That exhibit must comply with all the requirements of Item 1202(a)(8) of Regulation S-K.  If that estimate was prepared by management, revise your disclosure to so indicate.  Please advise or revise.

We have not yet received the supplemental materials you cite in your response number 36.  We may have additional comments upon receipt and review of those materials.

The Ralph E. Davis report dated January 1, 2010 ( forecast effective December 31, 2009 )  along with other items were sent and delivered to Michael Henderson, United States Securities and Exchange , 450 Fifth Street, N.W. Washington, DC 20549 via FedEx on Nov. 5th, received and signed for by D. Green on Nov. 8th, 2010.  By verbal communication we acknowledge that the package has not be found and we are sending another along with a courtesy copy of the Form 8-K/A.  The other pertinent items will also be sent.

Exhibit 99.3 was inadvertently filed from the wrong year.  A new exhibit 99.3 has been filed with this Form 8-K/A.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operation, Page 16

15.

We note your response to comment 44 in our letter dated September 30, 2010 and your revised disclosure.  Please further revise to account for all material changes and trends in your results of operations.  For example, you should discuss operating losses as well as interest rate expense as both line items represent important components of your financial situation.  The reader should leave this discussion with a clear understanding of your financials from management’s perspective.

On pages 24 and 25 of the Form 8-K/A, the following disclosure has been added.

Over the last few years, the Company has spent the majority of its time and financial resources developing projects.  This involved geological and geophysical work along with negotiating contracts and acquiring lease acreage.

The program is a continuation of the work begun in 2007.  Radiant’s predecessor, Jurasin Oil & Gas, Inc., assembled and procured financing from MBL to buy acreage and execute the Amber, Ensminger and Aquamarine projects.  The Aquamarine Project had a well drilled on it in which is currently producing and has multiple behind pipe recompletions that will be done as the pay zones deplete. The Ensminger project is one that Jurasin originally developed and was brought into the MBL facility along with the Amber project.  Radiant included substantially all of the Jurasin Projects into the Reorganization and thus also included the Ruby/Diamond/Coral project. This represented substantially all of Jurasin’s assets.  Since the Company has been working to develop these projects and most have not yet reached production we have incurred operating losses in 2009 and 2008 of $736,780 and $371,353 respectively. The operating losses that were incurred in 2008 and 2009 are mainly a result of interest payments to MBL for commitment to the MBL facility and we believe will continue until we are able to raise equity to finish developing the projects and/or to repay the MBL facility.

	12 Months Ended December 31,
	2009	2008
Interest expense	$523,002	$501,995

The Company’s interest expense increased approximately 4% in 2009 compared to 2008.  The increase was primarily from the Company beginning to accrue interest at the default rate during 2009 partially offset by the decrease in the Company’s ownership of AE from 75% to 51%.

Similar disclosures were added on pages 25 and 26 relating to interim periods.

16.

Please account for all of your material obligations.  We note that you deleted reference to the notes payable held by Mr. Jurasin.  Those notes should be referenced and the material terms thereto described.

The following disclosure was added to Liquidity and Capital Resources:

Majority Shareholder  Notes

At the Closing of the Reorganization, the Company also issued a promissory note in favor of the Majority Shareholder in the original principal amount of $884,000, which accrues interest at the rate of 4% per annum and matures upon the earlier of (i) May 31, 2013 or (ii) the date on which the Company closes any equity financing in which the Company receives gross proceeds of at least $10,000,000. Also in connection with the Reorganization, an additional note for $165,000 which accrues interest at the rate of 4% shall be due and payable on demand to the Majority Shareholder at any time subsequent to the repayment in full of all outstanding indebtedness of the Credit Facility. The note and payable were dividends to the Majority Shareholder.

Liquidity and Capital Resources, Page 18

17.

One page 18 you provide expected net capital expenditures for 2011 and state your need to raise capital on an immediate basis.  Taking these expenditures as well as your liabilities into account, please disclose your expectation with regard to the minimum amount of funds needed to support your business in the next year.  Please also communicate how you expect to raise these funds.

The following disclosure has been added to page 26 of the Form 8-K/A;

The Company’s capital requirements in 2011 are approximately $12.5 million.  We need approximately $6 million to fund capital expenditures as described below, approximately $4.5 million to pay off or refinance the Credit Facility and approximately $2.0 million to fund working capital needs for the next 12 months.

18.

Please explain why you removed the section titled Capital Issuance from your filing.

The disclosure has been revised to add the following section entitled Capital Issuance.  This information was also added to Item 2.01.

Capital Issuance

In July 2010, the Company agreed to issue 543,205 shares of Company common stock to Lighthouse for financial communication services which shares were issued in August 2010.

In August 2010, concurrent with the Closing of the Reorganization, the Company issued 50,000 shares of Company common stock to Brian Rodriguez pursuant to his director’s agreement.

In August 2010, the Company issued 3,000,000 shares of Company common stock to JTF in consideration for entering into an investment banking agreement. JTF will be the placement agent for a series of private offerings for up to $14,500,000 on a best efforts basis.  The fee paid is reflected as a reduction of additional paid in capital as a deferred offering cost, which will offset the gross proceeds received from equity offerings.  The investment banking agreement also provides for the placement of debt instruments.  As debt offerings are closed, the pro rata portion of the pre-paid offering costs associated with the debt will be recorded to deferred finance charge.  As amended the agreement states that in the event JTF places equity or equity equivalent offerings, it will receive a cash placement agent fee of 10% of the gross proceeds of any offerings and cash expense reimbursement of 3% of the gross proceeds of any offerings, except that the fees and expense reimbursements are 8% and $75,000 respectively, for the first $2,000,000 of proceeds.  At the closing of each equity offering, the firm will receive warrants to purchase one share of common stock for each ten shares sold with an exercise price of 105% of the offering price of the stock. The investment banking firm will forfeit 2,000,000 of the 3,000,000 shares received at the signing of the original agreement if, within 12 months after a registration statement has been filed and declared effective, $10,000,000 has not been raised pursuant to the agreement; and Radiant will pay a consulting fee of $8,000 in cash per month for one year after the first closing of at least the Minimum amount under the private offering. In the event that JTF places debt financing, they will receive a cash placement fee as follows: 5% of the first $10 million, 4% of the next $10 million, 3% of the next $10 million, 2% of the next $10 million, and 1% of any amounts raised over $40 million.  If Radiant enters into additional financing with MBL, JTF will receive 2% of the cash proceeds.

The Company issued to accredited investors (i) on November 12, 2010, 1,065,000 shares of our common stock for proceeds of $1,065,000 (including a principal amount of $500,000 from the 18% Debentures that was converted into 500,000 shares of our common stock), and (ii) on November 15, 2010, 150,000 shares of our common stock for gross proceeds of $150,000. In addition, the agreement requires Radiant to file a registration statement with the SEC within 30 days of the earlier of (i) raising a total of $12 million and (ii) March 31, 2011, and to use its best efforts to have the registration statement declared effective within 120 days from the filing of the registration statement.  The penalty for noncompliance is 2% of the issued and outstanding common stock, up to a cap of 6%, for each 30 day period of delay. As compensation for placement of the offering JTF received sales commission of $97,200, expense reimbursement of approximately $31,000 and a five-year warrant to purchase 121,500 shares of our common stock for $1.05. The Company used a portion of the proceeds to repay $250,000 on the Credit Facility and the remaining $100,000 principal amount of August 2010 debenture outstanding, plus accrued interest thereon.

We expect to have substantial capital requirements, Page 23

19.

We note your response to comment 48 in our letter dated September 30, 2010 and your revised disclosure.  Please further revise to state that the cross referenced risk factor discusses ongoing debt obligations.  In addition, please address the expected cost of renewing or reacquiring your leaseholds.

The cost of renewing the leases is immaterial and no further disclosure is added.   We added a cross-reference on page 33 to the risk factor entitled “We expect to have substantial capital requirements, and we may be unable to obtain needed financing on satisfactory terms.”

We are not the operator on all of our properties….., Page 28

20.

We note your response to comment 49 in our letter dated September 30, 2010 and your revised disclosure.  Please further revise to list the properties in which you have a current interest and that you may not exercise control over.

Disclosure with respect to which projects the Company or its subsidiaries plan to operate, versus projects in which third parties will operate, has been added to the risk factor on page 41 of the Form 8-K/A.

Executive Officers and Directors, Page 33

21.

We note your response to comment 55 in our letter dated September 30, 2010 and your revised disclosure.  Please further revise to provide the disclosure mandated by Item 401(c) of Regulation S-K for Messrs, Jurasin and Gray.  We note that you provided this information in your response but not within the filing.

The following disclosure is set forth as page 50 of the Form 8-K/A.

Mr. Jurasin’s day-to-day leadership of JOG prior to the Reorganization provides him with detailed strategic perspective and knowledge of our planned operations and industry that are critical to the Board’s effectiveness. Mr. Jurasin’s specific experience, qualifications, attributes and skills described above led the Board to conclude that Mr. Jurasin should serve as our Chairman and member of the Board of Directors.

As former Land Manager for JOG, Mr. Gray has gained a broad and unique understanding of our planned business, operations, and interests.  Mr. Gray’s specific experience, qualifications, attributes and skills described above led the Board to conclude that Mr. Gray should serve as a member of the Board of Directors.

Summary Compensation Table, Page 35

22.

We note your response to comment 57 in our letter dated September 30, 2010.  We note, however, that footnote 5 to the summary compensation table references the agreement in question.  Please explain.

Disclosure in footnote 5 to the $150,000 amount owed has been deleted.  The Company determined that it does not owe this individual any money and such disclosure has also been deleted from the financial statement footnotes.

Transactions with Related Persons, Page 37

23.

We note your response to comment 58 in our letter dated September 30, 2010 ad your revised disclosure.  Please further supplement your disclosure to state that Mr. Jarkesy served as director, chairman and chief executive officer of the company.

Mr. Jarkesy only served as a director.   Brian Rodriguez was a director (and continues to serve as a director) and former chief executive officer of the Company.  This disclosure has been added to Mr. Rodriguez description of transactions with related persons.  This disclosure is consistent with the disclosure in “Management”.

Exhibits

24.

Please file all material contracts as exhibits.  For example, please file the following agreements as exhibits or tell us why you believe you are not required to file them pursuant to Item 601 of Regulation S-K:

Regarding the Amber Project:

•

The Seismic Permit Agreement, dated April 18, 2008, between AE and Apache Corporation;

•

The extension to the Seismic Permit Agreement;

•

The Exploration Agreement, dated October 6, 2008, between AE and Energy XXI Onshore, LLC;

Regarding the Ensminger Replacement Well Project:

•

The Exploration and Ratification and Joinder Agreement, dated February 1, 2010, with J&S 2008 Program, LLC and others;

Regarding the Aquamarine Project

•

The participation agreements with Challenger Minerals, Inc. and Medco Energi US, LLC;

Regarding the Baldwin Project:

•

The Area of Mutual Interest Agreement with J&S 2008 Program, LLC

Regarding the Ruby-Diamond-Coral Prospect:

•

The Option Agreement dated April 15, 2008, with Energy XXI

•

The Exploration Agreement among JOG, Sweet Bay Exploration, LLC and Energy XXI

Each one of these contracts is made in the ordinary course of business.  Moreover, many of these contracts set forth proprietary confidential information of the Company with respect to open acreage, targeted acreage, and other acreage acquisition strategies, pricing and other transaction terms that would materially adversely affect the Company’s ability to execute its business strategy.

Exhibit 99.4

25.

File a revised report which complies with the requirements of Item 1202(a)(8)(i)-(x) of Regulation S-K.

The Company has filed a revised Exhibit 99.4

The Company will incorporate these comments, where applicable, in its Form 10-K and subsequent quarterly filings on Form 10-Q.  The Company respectfully requests that the Commission not require it to amend the Form 10-Q for the nine months ended September 30, 2010.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

RADIANT OIL & GAS, INC.

/s/ John M. Jurasin

John M. Jurasin, Chief Executive Officer,

Principal Accounting Officer, and

Chief Financial Officer